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                                                                EXHIBIT 17(b)(4)

                                                            [J.C. BRADFORD LOGO]


                                January 20, 1999

Special Transaction Committee of the
     Board of Directors
United Foods, Inc.
Ten Pictsweet Drive
Bells, TN  39006

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of United Foods, Inc. (the "Company") other than James I. Tankersley, the Chief Executive Officer of the Company, and his wife and children (the "Tankersley Group") of $3.50 in cash, which is the consideration to be received by such stockholders in the proposed merger (the "Merger") in accordance with that certain draft Agreement and Plan of Merger dated December 14, 1998 by and among the Company and two affiliates of the Tankersley Group (the "Draft Merger Agreement"). No opinion is rendered hereby, nor should one be implied, with regard to the fairness to the Tankersley Group of the consideration to be received by them in the Merger.

         J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by the Special Transaction Committee of the Board of Directors of the Company to render this opinion in connection with the Merger pursuant to an engagement letter dated September 29, 1998 and will receive a fee from the Company for our services as set forth in the engagement letter.

         In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Draft Merger Agreement;
(ii) the historical and current financial position and results of operations of the Company, as set forth in its periodic reports and proxy materials filed with the Securities and Exchange Commission; (iii) certain internal operating data and financial analyses and forecasts of years beginning March 1, 1998 and ending February 28, 1999, prepared by the Company's senior management; (iv) certain internal operating data of the Company for the year beginning March 1, 1980 and ending February 28, 1997; (v) reported securities trading data of the Company;
(vi) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company or relevant to the Merger; (vii) the financial terms of certain other transactions that we believed to be comparable to the Merger or otherwise relevant; (viii) the results of certain stock repurchase programs carried out by the Company in the recent past; and (ix) such other financial studies,



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Special Transaction Committee of the Board of Directors
United Foods, Inc.
January 20, 1999
Page 2


analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the Company's past and current business operations, financial condition, and its future prospects.

         We have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industry in which the Company operates. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof.

         We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. Without limiting the generality of the foregoing, we have assumed, without independent investigation, that (i) the reserves reflected in the Company's balance sheets with respect to environmental liabilities, taxes, and litigation are adequate and that no additional reserves with respect to such matters have been recorded since the latest balance sheet date except in the ordinary course of business consistent with past practice;
(ii) the Company is not contemplating a material acquisition or disposition of its assets; (iii) the Company has not repurchased any of its respective common stock in the open market except as disclosed to us; and (iv) no disclosure by the Company or the Tankersley Group to us misstates a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances in which such disclosure is made, not misleading. We have also assumed that the funds necessary to pay the Merger consideration to the stockholders of the Company (other than the Tankersley Group) will be available at the closing of the Merger and that the definitive Merger Agreement will not differ in any material respect from the Draft Merger Agreement. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.

         We were not asked to consider and our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or its affiliates and have not been furnished with any such evaluation or appraisal.

         We were engaged by the Special Transaction Committee of the Board of Directors of the Company to render this opinion in connection with the Special Transaction Committee's discharge of its fiduciary obligations. We have advised the Special Transaction Committee that we do not believe that any person (including a stockholder of the Company) other than the


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Special Transaction Committee of the Board of Directors
United Foods, Inc.
January 20, 1999
Page 3

Special Transaction Committee has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense.

         Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, $3.50 in cash, which is the consideration to be received in the Merger by the stockholders of the Company (other than the Tankersley Group) is fair to such stockholders from a financial point of view.

                                         Very truly yours,

                                         J. C. BRADFORD & CO., LLC


                                         BY: /s/ N. B. FORREST SHOAF
                                             -----------------------------------
                                                N. B. FORREST SHOAF
                                                SENIOR VICE PRESIDENT